Exhibit 99.3

Deed Poll
By Benitec Biopharma Inc. in favour of each Scheme Participant

Jones Day

Riverside Centre, Level 31

123 Eagle Street

Brisbane QLD 4000, Australia

Tel:  61 7 3085 7000

Fax:  61 7 3085 7099

www.jonesday.com

Contents

1.	Operative Provisions		1
	1.1	Definitions and interpretation Definitions	1
	1.2	Interpretation	1
2.		Nature of Deed Poll	2
3.		Conditions precedent and termination	2
	3.1	Conditions precedent	2
	3.2	Termination	2
	3.3	Consequences of termination	2
4.		Provision of scheme consideration	2
5.		Representations and warranties	3
6.		Continuing obligations	3
7.		Notices	3
8.		General	4
	8.1	Stamp duty	4
	8.2	Waiver	4
	8.3	Variation	4
	8.4	Rights cumulative	5
	8.5	Assignment	5
	8.6	Further assurances	5
	8.7	Governing law and jurisdiction	5
Signing page			6

i

Deed Poll

Date	[insert date]
Parties
By:

Benitec Biopharma Inc., a corporation formed under the laws of Delaware, United States of America of Corporation Trust Center, 1209 Orange Street, City of Wilmington, County of New Castle, 19801 (Holdco)

in favour of:	Each holder of issued fully paid ordinary shares in Benitec Biopharma Limited (ACN 068 943 662) (Benitec) as at the Record Date (Scheme Participant)
Recitals	A.	Benitec and Holdco are parties to a scheme implementation agreement dated 27 November 2019 (Scheme Implementation Agreement).
B.

Holdco is entering into this Deed Poll for the purpose of covenanting in favour of Scheme Participants to perform certain of its obligations under the Scheme Implementation Agreement and certain steps attributed to it under the Scheme, including ensuring that the Scheme Consideration is issued to Scheme Participants.

	C.	The effect of the Scheme will be that the Scheme Shares, together with all rights and entitlements attaching to them, will be transferred to Holdco in consideration for the Scheme Consideration.
1.	Operative Provisions
1.1	Definitions and interpretation Definitions

Deed Poll means this deed poll.

Scheme means the scheme of arrangement between Benitec and the Scheme Participants under which all of the Scheme Shares will be transferred to Holdco under Part 5.1 of the Corporations Act as described in the Scheme, in consideration for the Scheme Consideration, subject to any amendments or conditions made or required by the Court pursuant to section 411(6) of the Corporations Act to the extent they are approved in writing by Benitec and Holdco in accordance with the Scheme.

1.2	Interpretation
(a)	Words and phrases defined in the Scheme have the same meanings in this Deed Poll unless the context requires otherwise.
(b)	Clause 1.2(a) of the Scheme applies to the interpretation of this Deed Poll except that references to “this document” in that clause are to be read as references to “this Deed Poll”.

2.	Nature of Deed Poll

Holdco acknowledges that:

(a)	this Deed Poll may be relied on and enforced by any Scheme Participant in accordance with its terms, even though the Scheme Participants are not a party to it; and
(b)

under the Scheme, each Scheme Participant irrevocably appoints Benitec and each of the directors and officers of Benitec (jointly and severally) as its agent and attorney to enforce this Deed Poll against Holdco.

3.	Conditions precedent and termination
3.1	Conditions precedent

Holdco’s obligations under clause 4 in relation to the Scheme are subject to the Scheme becoming Effective.

3.2	Termination

Holdco’s obligations under this Deed Poll will automatically terminate and the terms of this Deed Poll will have no further force or effect if:

(a)	the Scheme Implementation Agreement is terminated in accordance with its terms prior to the occurrence of the Effective Date for the Scheme; or
(b)	the Scheme does not become Effective on or before the End Date,

unless Holdco and Benitec otherwise agree in writing.

3.3	Consequences of termination

If this Deed Poll is terminated under clause 3.2, then, in addition and without prejudice to any other rights, powers or remedies available:

(a)	Holdco is released from its obligations to further perform this Deed Poll, except for any obligations which by their nature survive termination; and
(b)	each Scheme Participant, retains the rights it has against Holdco in respect of any breach of this Deed Poll which occurred before its termination.
4.	Provision of Scheme Consideration

Subject to clause 3, Holdco undertakes to each Scheme Participant:

(a)

to issue to each Scheme Participant (or, in accordance with the terms of the Scheme, to the Sale Agent where such Scheme Participant is an Ineligible Foreign Shareholder, Selling Shareholder or has an entitlement to receive a Fractional Holdco Share) the Scheme Consideration;

(b)

that the Holdco Shares to be issued to Scheme Participants in accordance with the terms of the Scheme rank equally in all respects with all other Holdco voting shares of common stock on issue as at the Implementation Date; and

(c)	to undertake all other actions attributed to it under, and otherwise comply with its obligations in, the Scheme as if it were a party to the Scheme,

subject to and in accordance with the provisions of the Scheme.

5.	Representations and warranties

Holdco represents and warrants that:

(a)

(status) it has been incorporated or formed in accordance with the laws of its place of incorporation or formation, is validly existing under those laws and has power and authority to own its assets and carry on its business as it is now being conducted;

(b)	(power) it has power to enter into this Deed Poll, to comply with its obligations under it and exercise its rights under it;
(c)	(no contravention) the entry by it into, its compliance with its obligations and the exercise of its rights under, this Deed Poll do not and will not conflict with:
(i)	its constituent documents or cause a limitation on its powers or the powers of its directors to be exceeded;
(ii)	any law binding on or applicable to it or its assets; or
(iii)	any encumbrance or document binding on or applicable to it;
(d)

(authorisations) it has in full force and effect each authorisation necessary for it to enter into this Deed Poll, to comply with its obligations and exercise its rights under it, and to allow them to be enforced;

(e)	(validity of obligations) its obligations under this Deed Poll are valid and binding and are enforceable against it in accordance with its terms; and
(f)	(solvency) it is not insolvent.
6.	Continuing obligations

This Deed Poll is irrevocable and, subject to clause 3, remains in full force and effect until the earlier of:

(a)	Holdco having fully performed its obligations under this Deed Poll; and
(b)	the termination of this Deed Poll under clause 3.2.
7.	Notices
(a)	Any notice or other communication given to Holdco under or in connection with this Deed Poll must be:
(i)	in legible writing and in English;
(ii)	addressed to Holdco at the address or email address set out below:

Address:	Level 14, 114 William Street, Melbourne, Victoria 3000
Email:	jbanks@benitec.com
Attention:	Mr Jerel Banks
(iii)	signed by the sender or a person duly authorised by the sender; and
(iv)	sent to Holdco by hand, prepaid post (airmail if to or from a place outside Australia) or email.

(b)	Without limiting any other means by which a party may be able to prove that a notice has been received by Holdco, a notice will be considered to have been received:
(i)	if sent by hand, when left at the address of Holdco;
(ii)	if sent by pre-paid post, three Business Days (if posted within Australia to an address in Australia) or 10 Business Days (if posted from one country to another) after the date of posting; or
(iii)

if sent by email, when the sender receives an automated message confirming delivery or four hours after the time the email is sent (as recorded on the device from which the sender sent the email) unless the sender receives an automated message that the email has not been delivered, whichever occurs first,

(iv)

but if a notice is served by hand, or is received by email, on a day that is not a Business Day, or after 5.00 pm (Holdco’s local time) on a Business Day, the notice will be considered to have been received by Holdco at 9.00 am (Holdco’s local time) on the next Business Day.

8.	General
8.1	Stamp duty

Holdco:

(a)

must pay all stamp duty (if any) and any related fines, penalties and interest in respect of the Scheme and this Deed Poll, the performance of this Deed Poll and each transaction effected by or made under this Deed Poll; and

(b)	indemnifies each Scheme Participant on demand against any liability arising from failure to comply with clause 8.1(a).
8.2	Waiver
(a)

Failure to exercise or enforce or a delay in exercising or enforcing or the partial exercise or enforcement of any right, power or remedy provided by law or under this Deed Poll by any party will not in any way preclude, or operate as a waiver of, any exercise or enforcement, or further exercise or enforcement of that or any other right, power or remedy provided by law or under this Deed Poll.

(b)	No waiver of a breach of any term of this Deed Poll will operate as a waiver of another breach of that term or of a breach of any other term of this Deed Poll.
(c)	Nothing in this Deed Poll obliges a party to exercise a right to waive any conditional term of this Deed Poll that may be in its power.
(d)	A provision of or right under this Deed Poll may not be waived except in writing signed by the person granting the waiver.
8.3	Variation

A provision of this Deed Poll may not be varied unless the variation is agreed to in writing by Holdco and Benitec, and the Court indicates that the variation would not of itself preclude approval of the Scheme.  A variation which complies with this clause is effective when Holdco enters into a further deed poll in favour of each Scheme Participant giving effect to the amendment.

8.4	Rights cumulative

The rights, powers and remedies of Holdco and of each Scheme Participant under this Deed Poll are cumulative and do not exclude any other rights, powers or remedies provided by law independently of this Deed Poll.

8.5	Assignment

The rights and obligations of Holdco and of each Scheme Participant under this Deed Poll are personal and must not be assigned, encumbered or otherwise dealt with at law or in equity.

8.6	Further assurances

Holdco must, at its own expense, whenever requested by Benitec, promptly do or, to the extent reasonably practicable, arrange for others to do everything, including executing any documents, reasonably necessary to give full effect to this Deed Poll and the transactions contemplated by this Deed Poll.

8.7	Governing law and jurisdiction

This Deed Poll is governed by the laws of Victoria.

Holdco irrevocably and unconditionally submits to the exclusive jurisdiction of the courts of Victoria.

Signing page

Executed as a deed poll.

Signed, sealed and delivered by Benitec Biopharma Inc. by authorised officer, in the presence of:
Signature of Witness	Signature of Authorised Signatory
Name of Witness	Name of Authorised Signatory